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File No. 179667


06014338

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

June 8, 2006

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2006
WASH, D.C.
213
SECTION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated June 8, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

*Caracas - Despacho de Abogados miembros de Macleod Dixon, SC
*Rio de Janeiro - Macleod Dixon Consultores Em Direito Estrangeiro

F:\KENNEDJ\CONNACHER\2006\06 Corr\SEC Transmittal Ltr 8 June 06.doc



PRESS RELEASE **June 8, 2006**

CONNACHER TO PARTICIPATE IN CAPP OIL AND GAS INVESTMENT SYMPOSIUM IN CALGARY

Calgary, Alberta – **Connacher Oil and Gas Limited (CLL – TSX)** announces that it will be a participant at the CAPP Oil and Gas Investment Symposium in Calgary on Monday, June 12, 2006. The Corporation's presentation will be made by Mr. R.A. Gusella, President and Chief Executive Officer and Mr. Peter Sametz, Executive Vice President and Chief Operating Officer. The presentation will be webcast at 11:50 MST on Monday, June 12, 2006. To access the presentation, please go http://events.onlinebroadcasting.com/capp/061206/index.php and log on with your email address.

A link to the webcast and the slide presentation for this event will also be posted on Connacher's website at www.connacheroil.com.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. Connacher acquired significant natural gas reserves and production in Alberta with the purchase of Luke Energy Ltd. on March 16, 2006. It also acquired an 8,300 bbl/d refinery at Great Falls Montana on March 31, 2006. Following the recent exercise of some outstanding warrants by third parties, Connacher now owns approximately 31 percent (basic) of Petrolifera Petroleum Limited (PDP – TSX), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Connacher has 191.3 million common shares outstanding.

For further information please contact:

R.A. Gusella
President and Chief Executive Officer

Connacher Oil and Gas Limited
Calgary, Alberta
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com